BOURSA INVESTMENTS, INC.

**Financial Statements
And
Independent Auditor's Report**

Year Ended December 31, 2020

BOURSA INVESTMENTS, INC.

Table of Contents

	Page
Securities and Exchange Commission Form X-17A-5	i-ii
California Notary Jurat	iii
Report of Independent Registered Public Accounting Firm	iv
Audited Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-10
Other Financial Information:	
Schedule I - Computation of Net Capital Pursuant to SEC Rule 15c3-1	11
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	12
Schedule III - Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3	13
Assertions regarding exemption provisions	14
Report of Independent Registered Public Accounting Firm	15
SIPC Supplemental Report	16-17

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68457

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boursa Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

690 Otay Lakes Road, Suite 275
(No. and Street)

Chula	Vista	91910
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Castaneda 619-269-6088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18455 Burbank Blvd., #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ James Castaneda _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Boursa Investments, Inc. _____, as of _____ December 31 _____, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

   2/25/21
                                                    _____
                                                    Signature

PLEASE SEE NOTARIZED ATTACHMENT   CFO
CPC   2/25/2021   _____
_____   Title
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN DIEGO } s.s.

Subscribed and sworn to (or affirmed) before me on this 25 day of February (Month),

2021, by JAMES CASTANEDA (Name of Signer (1)) and

—— (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

CP Chaganlal

Signature of Notary Public

CHANDNI CHAGANLAL - Notary Public

For other required information (Notary Name, Commission No. etc.)

CHANDNI CHAGANLAL
COMM. #2267690
Notary Public - California
San Diego County
My Comm. Expires Dec. 13, 2022
NR01

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmation — Annual Audited Report Form X-17A-5 Part III ——

containing 2 pages, and dated 2/25/2021

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ____



BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders' and Board of Directors of Boursa Investments, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Boursa Investments, Inc. as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Boursa Investments, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Boursa Investments, Inc.'s management. My responsibility is to express an opinion on Boursa Investments, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Boursa Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Boursa Investments, Inc.'s financial statements. The Supplemental Information is the responsibility of the Boursa Investments, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Boursa Investments, Inc.'s auditor since 2015.
Tarzana, California
February 23, 2021

BOURSA INVESTMENTS, INC.

Statement of Financial Condition

December 31, 2020

ASSETS

Cash	$ 8,873
Deposits with clearing organization	1,144,841
Commissions receivable	84,823
Furniture and equipment, less accumulated depreciation of $13,949	837
Right of use asset – Office Lease	187,914
Prepaid and other assets	7,967
Total assets	$1,435,255

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable	$ 9,596
Accrued commissions and salaries	113,941
Benefits Payable	1,779
Payroll Taxes Payable	10,345
Short securities	30,937
Paycheck Protection Program Loan	230,428
Operating Lease Liability	187,914
Total liabilities	584,940
Stockholders' equity	
Common stock, par value $1.00, 100,000 shares authorized, 5,250 issued and outstanding	5,250
Additional paid-in capital	512,898
Retained earnings	332,167
Total stockholders' equity	850,315
Total liabilities and stockholders' equity	$1,435,255

See notes to financial statements.

BOURSA INVESTMENTS, INC.

Statement of Operations
Year Ended December 31, 2020

Revenues	
Commissions	$1,266,953
Realized Losses on Securities	(353,574)
Unrealized Losses on Securities	(3,562)
Interest / Rebate / Dividend Income	1,692
Other Revenue	538
Fees Earned	549
Total revenues	912,596
Expenses	
Commissions and clearing charges	683,300
Compensation and employee benefits	520,503
Company 401k match	17,129
Taxes, licenses, and registrations	71,119
Occupancy	27,907
Information services and communications	38,245
Outside services	29,200
Travel	9,039
Depreciation	503
Other	60,716
Total expenses	1,457,661
Loss before income taxes	(545,065)
Income Tax expense	800
Net loss	$ (545,865)

See notes to financial statements.

BOURSA INVESTMENTS, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2020

	Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, beginning of year	5,250	$5,250	$512,898	$878,032	$1,396,180
Net loss	-	-	-	(545,865)	(545,865)
Balance, end of year	5,250	$5,250	$512,898	$332,167	$850,315

See notes to financial statements.

BOURSA INVESTMENTS, INC.

Statement of Cash Flows

Year Ended December 31, 2020

Cash flows from operating activities	
Net loss	$ (545,865)
Adjustments to reconcile net loss	
to net cash used by operating activities	
Unrealized loss on sale of securities	3,562
Depreciation	503
Changes in operating assets and liabilities	
Deposits to clearing organization	(894,684)
Commissions receivable	(73,247)
State and federal income tax benefit	13,384
Prepaids and other assets	(1)
Accounts payable	1,488
Accrued commissions and salaries	40,347
Payroll taxes payable	2,824
Income taxes payable	(422)
Short securities	22,987
Adjustments	(883,259)
Net cash used in operating activities	(1,429,124)
Cash flows from investing activities	
Realized loss on sale of securities	353,574
Purchase of securities	(2,519,313)
Proceeds from sale of securities	3,360,038
Net cash provided by investing activities	1,194,299
Cash flows from financing activities	
Proceeds from PPP loan	230,428
Net cash provided by financing activities	230,428
Net decrease in cash	(4,397)
Cash and cash equivalents,	
Beginning of year	13,270
End of year	$ 8,873
Supplemental disclosure of cash flow information:	
Cash paid during the year for:	
Interest	$ 4
Taxes	$ 800

See notes to financial statements.

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

   The Company. Boursa Investments, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

   Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

   Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three years). Purchases greater than $1,000 are capitalized.

   Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

   Accounts held at Clearing Firm. The Company maintains funds and securities at its clearing firm, Wedbush Securities, including a security deposit of $100,007. The total balance of the Company's cash assets held by Wedbush Securities is $1,044,834.

2. **ASC 606 REVENUE RECOGNITION**

   Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

   Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments,

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

3. FAIR MARKET MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

There no levels to measure at December 31, 2020.

BOURSA INVESTMENTS, INC.

4. ## COMMITMENTS AND CONTINGENCIES

Operating Lease. The Company leases office space under a lease agreement that expires in May 2025. Rent expense was $27,907 for the year ended December 31, 2020. For year ending December 31, 2021 future minimum lease payments are $29,936. For year ending December 31, 2022 future minimum lease payments are $50,716. For year ending December 31, 2023 future minimum lease payments are $52,237. For year ending December 31, 2024 future minimum lease payments are $53,804. For year ending December 31, 2025 future minimum lease payments are $23,091.

In February 2016, The FASB issued ASU 2016-02 on Leases. Under the new guidance, leases will be required to recognize a lease liability and a right-of-use asset for all leases at the commencement date (with the exception of short-term leases). ASU-2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted.
The Company adopted ASC 842 on January 1, 2019. The right of use asset is the office lease. The present value is $187,914 and was calculated using a 3.154% discount rate.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2020, the Company was not responsible for any unsecured debits and had one open short position of 15 BYND $145 strike put contracts due to expire January 15, 2021 that were closed via purchase on January 14, 2021 for $17,262.61.

5. ## NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

Minimum net capital is the greater of $100,000 or 6-2/3% the Company's total aggregate indebtedness ($135,661), which equals $9,044. The greater in this case being $100,000.

The Company's ratio at December 31, 2020 was 0.16 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have, at all times, sufficient liquid assets to cover its current indebtedness. At December 31, 2020, the Company had net capital of $846,954 which was $746,954 in excess of the amount required by the SEC.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

7. FURNITURE AND EQUIPMENT

Furniture and equipment	$14,786
Less: Accumulated Depreciation	13,949
	$ 837

Depreciation expense for the year ended December 31, 2020 was $503.

8. Income Taxes.

The Company accounts for income taxes using the asset and liability method. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is *more likely than not* that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, with represents the amount of tax currently payable to or receivable from a taxing authority. The Company is subject to audit by the taxing agencies for years ending December 31, 2017, 2018, and 2019.

The component of income taxes at December 31, 2020 are as follows:

2020	Current	Deferred	Total
Federal	$0	$104,498	$104,498
State	$800	$48,254	$49,054

The NOL carryforward is available for 20 years, expiring December 31, 2040 in the amount of $545,865

Deferred taxes have been calculated based on the significant temporary differences between current and future periods taxable income which are primarily due to accounts receivable, prepaid expenses, accounts payable, differences in depreciation methods and research and development tax credit carryforwards.

9

The components of the Company's deferred tax assets/liabilities are as follows:

Deferred tax assets:	$152,752
Valuation allowance:	($152,752)
Total	$0

Income tax expense at December 31, 2020 was $800.

9. PENSION PLAN

The Company has a 401(k) plan for the benefit of its eligible employees. The Company matches up to a maximum of 3% of the employee's salary. The Company's contribution to the 401(k) plan for the year ended December 31st, 2020 is $17,129.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 23, 2021, the date at which the financial statements were issued, and determined there are no other items to disclose.

11. COVID-19

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

12. PPP LOAN

On May 18, 2020, the Company received proceeds from a loan in the aggregate amount of $230,428, pursuant to the Paycheck Protection Program (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.

*****

BOURSA INVESTMENTS, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2020

Total stockholders' equity	$850,315
Add other deductions	
PPP loan	230,428
Less non-allowable assets	
Right of use asset – Office Lease	187,914
Furniture and equipment	837
Prepaid and other assets	7,967
Net capital before haircuts on security positions	884,025
Less haircuts on security positions	
Options	28,125
Undue Concentration	8,946
Net capital	846,954
Minimum net capital required	100,000
Excess net capital	$ 746,954
Total aggregate indebtedness	$ 135,661
Ratio of aggregate indebtedness to net capital	0.16

Net capital is $39,296 more than the unamended Q4 2020 Focus report due to updates to year end payables, receivables, a correction of the undue concentration haircut, and corrections to net cap formula to account for deductions of Right of Use assets.

BOURSA INVESTMENTS, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no reserve requirements.

BOURSA INVESTMENTS, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2020

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(ii) and, accordingly, has no possession or control requirements.

BOURSA INVESTMENTS, INC.

Assertions Regarding Exemption Provisions

Boursa Investments, Inc., a California corporation ("the Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker's or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3(k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period beginning January 1, 2020 through December 31, 2020

Name: James Castaneda

Sign: _____ Date: 2/23/2021

Title: CFO

14

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Boursa Investments, Inc.
Chula Vista, California

I have reviewed management's statements, included in the accompanying Boursa Investments, Inc., Exemption Report in which (1) Boursa Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Boursa Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Boursa Investments, Inc. stated that Boursa Investments, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Boursa Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Boursa Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2021

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Boursa Investments, Inc.
Chula Vista, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, I have performed the procedures enumerated below, which were agreed to by Boursa Investments, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Boursa Investments, Inc. (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Boursa Investments, Inc. 's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any payment (overpayment) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, I do not express such an opinion. Had I performed additional procedures other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 23, 2021